UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the fiscal year ended December 31, 2005

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

           For the transition period from __________ to ___________

Commission file number 1-7297
A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Nicor Companies Savings Investment Plan and
Nicor Gas Thrift Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Table of Contents

Financial Information

Nicor Companies Savings Investment Plan
Cover Page	1
Report of Independent Registered Public Accounting Firm	2
Financial Statements	3
Notes to Financial Statements	4
Form 5500, Schedule H, Part IV, Line 4(i), Schedule of Assets (Held at end of year)	9

Nicor Gas Thrift Plan
Cover Page	10
Report of Independent Registered Public Accounting Firm	11
Financial Statements	12
Notes to Financial Statements	13
Form 5500, Schedule H, Part IV, Line 4(i), Schedule of Assets (Held at end of year)	18

Other Information
Signature	19
Exhibit Index	20

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NICOR COMPANIES SAVINGS INVESTMENT PLAN

EMPLOYER IDENTIFICATION NO. 36-2863847
PLAN NO. 4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Companies
Savings Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Chicago, Illinois
June 14, 2006

Nicor Companies Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets:
Investment in Master Trust:
Investment securities and other	$167,528,227	$164,331,238
Participant loans	2,160,292	1,889,070
	169,688,519	166,220,308

Receivables:
Participant contributions	-	6,466
Employer contributions	316,418	284,130
	316,418	290,596

Net assets available for benefits	$170,004,937	$166,510,904

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2005	2004

Net increase in Plan assets from investment
activities of the Master Trust	$10,378,090	$14,245,488

Contributions:
Participant	6,566,673	6,083,704
Employer	3,133,017	3,005,643
	9,699,690	9,089,347

Distributions to participants	(16,615,308)	(10,702,424)

Transfers, net	31,561	378,972

Net increase	3,494,033	13,011,383

Net assets available for benefits at
beginning of year	166,510,904	153,499,521

Net assets available for benefits at
end of year	$170,004,937	$166,510,904

The accompanying notes are an integral part of these statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements
For the Years Ended December 31, 2005 and 2004

1. DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that provides supplemental retirement benefits to substantially all employees of Nicor Gas Company (the Company), not represented by a collective bargaining agreement, and employees of certain affiliated companies. Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (VFTC) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. Subject to IRS limitations, the participant may elect to make either tax-deferred contributions or after-tax contributions, or a combination thereof, by payroll deduction that are partially matched by the Company. For Nicor Gas employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements, up to 1.5 percent of the participant’s prior year’s actual base pay. The Plan also accepts rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.

Investments. The Plan’s investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2005 and 2004

Vesting and forfeitures. The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service. However, the participant will be fully vested in the Company’s contribution if the participant retires, becomes disabled, or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan. During 2005 and 2004 the application of forfeitures reduced the Company’s contribution by $298,016 and $215,499 respectively, and at December 31, 2005 and 2004 the Plan had $32,376 and $205,924, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2, if their account exceeds $1,000. Benefit payments to participants are recorded and distributed on the date requested.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, common and collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2005 and 2004

Reclassifications. Certain reclassifications have been made to Note 5 to conform the prior years’ financial statements to the current year’s presentation.

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 4.4 percent and 4.5 percent at December 31, 2005 and 2004, respectively. The average yield for this fund was approximately 4.3 percent and 4.4 percent for the years ended December 31, 2005 and 2004, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between a union employee covered by a collective bargaining agreement, and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan (the “union plan”) and this Plan (the “nonunion plan”). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2005 and 2004, net transfers of $31,561 and $378,972, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2005 and 2004, the Plan held 210,026 and 218,256 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $7,069,850 and $6,983,191, respectively. During the years ended December 31, 2005 and 2004 , the Plan recorded dividend income of $395,954 and $464,745, respectively.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2005 and 2004

5. MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust’s net assets as of December 31, 2005 and 2004, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:

Net Assets in Master Trust

	December 31
	2005	2004
Assets:
General Investments:
Group annuity contracts	$21,791,994	$23,038,979
Common/collective trusts*	88,753,247	89,112,846
Nicor Inc. common stock*	19,815,267	19,838,886
Registered investment companies*	165,903,812	157,677,983
Loans to participants*	5,995,366	5,738,419

	302,259,686	295,407,113

Liabilities:

Operating payables	15,728	15,950

Net assets in Trust	$302,243,958	$295,391,163

Plan’s interest in Trust net assets	$169,688,519	$166,220,308

Plan’s percentage interest in Trust net assets	56%	56%
* Party-in-interest investments.

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	December 31
	2005	2004

Vanguard 500 Index Fund Investor Shares	$24,198,262	$23,755,675
Vanguard Small-Cap Index Fund Investor Shares	12,616,606	12,286,847
Vanguard Wellington Fund Investor Shares	16,062,381	16,232,104
Nicor Stable Value Fund	67,875,747	71,835,474

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2005 and 2004

Master Trust Investment Activities

	Year Ended December 31
	2005	2004
Investment income:
Interest	$1,278,591	$2,006,739
Dividends	962,787	1,084,283
Net change in market value of Nicor Inc. common stock	1,134,038	1,486,607
Net investment gain from common/collective trusts	3,831,529	3,340,218
Net investment gain from registered investment companies	10,744,700	17,110,752
Other	565,698	(9,484)

	18,517,343	25,019,115

Administrative expenses	(57,143)	(49,348)

Increase in Trust net assets derived from investment activities	$18,460,200	$24,969,767

Plan’s interest in Trust investment activities	$10,378,090	$14,245,488

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the Code). The Plan has since been amended, and Plan’s management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Nicor Companies Savings Investment Plan
Form 5500 Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue, Borrower
or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust		$167,528,227

(A)	Participant Notes Receivable	Participant loans earning interest from 5% to 8% maturing from 2006 through 2010	2,160,292

	Total		$169,688,519

(A)	Denotes party-in-interest investment

NICOR GAS THRIFT PLAN

EMPLOYER IDENTIFICATION NO. 36-2863847
PLAN NO. 8

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Gas Thrift Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Gas Thrift Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of the year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Chicago, Illinois
June 14, 2006

Nicor Gas Thrift Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets:
Investment in Master Trust:
Investment securities and other	$128,720,365	$125,321,506
Participant loans	3,835,074	3,849,349
	132,555,439	129,170,855

Receivables:
Employer contributions	154,407	134,366
	154,407	134,366

Net assets available for benefits	$132,709,846	$129,305,221

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2005	2004

Net increase in Plan assets from investment
activities of the Master Trust	$8,082,110	$10,724,279

Contributions:
Participant	3,880,781	3,783,692
Employer	1,719,443	1,629,196
	5,600,224	5,412,888

Distributions to participants	(10,246,148)	(8,201,205)

Transfers, net	(31,561)	(378,972)

Net increase	3,404,625	7,556,990

Net assets available for benefits at
beginning of year	129,305,221	121,748,231

Net assets available for benefits at
end of year	$132,709,846	$129,305,221

The accompanying notes are an integral part of these statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements
For the Years Ended December 31, 2005 and 2004

1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that provides supplemental retirement benefits to substantially all employees of Nicor Gas Company (the Company) represented by a collective bargaining agreement. Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (VFTC) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. Subject to Plan and IRS limitations, the participant may elect to make either tax-deferred contributions or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. For awards accrued in years 2004 through 2006, the award percentage is 1.3 percent. For awards accrued in 2007 and beyond, the award percentage is 1.35 percent. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.

Investments. The Plan’s investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2005 and 2004

Vesting and forfeitures. The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service. However, the participant will be fully vested in the Company’s contribution if the participant retires, becomes disabled, or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan. During 2005 and 2004 the application of forfeitures reduced the Company’s contribution by $14,398 and $52,569, respectively, and at December 31, 2005 and 2004 the Plan had $148 and $63, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2, if their account exceeds $1,000. Benefit payments to participants are recorded and distributed on the date requested.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, common and collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2005 and 2004

Reclassifications. Certain reclassifications have been made to Note 5 to conform the prior years’ financial statements to the current year’s presentation.

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 4.4 percent and 4.5 percent at December 31, 2005 and 2004, respectively. The average yield for this fund was approximately 4.3 percent and 4.4 percent for the years ended December 31, 2005 and 2004, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between a union employee covered by a collective bargaining agreement, and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan (the “union plan”) and the Nicor Companies Savings Investment Plan (the “nonunion plan”). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2005 and 2004, net transfers of $31,561 and $378,972, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2005 and 2004, the Plan held 294,051 and 318,801 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $9,092,959 and $9,586,791, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $566,833 and $619,538, respectively.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2005 and 2004

5. MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Companies Savings Investment Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust’s net assets as of December 31, 2005 and 2004, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:

Net Assets in Master Trust

	December 31
	2005	2004
Assets:
General Investments:
Group annuity contracts	$21,791,994	$23,038,979
Common/collective trusts*	88,753,247	89,112,846
Nicor Inc. common stock*	19,815,267	19,838,886
Registered investment companies*	165,903,812	157,677,983
Loans to participants*	5,995,366	5,738,419

	302,259,686	295,407,113

Liabilities:

Operating payables	15,728	15,950

Net assets in Trust	$302,243,958	$295,391,163

Plan’s interest in Trust net assets	$132,555,439	$129,170,855

Plan’s percentage interest in Trust net assets	44%	44%

* Party-in-interest investments.

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	December 31
	2005	2004

Vanguard 500 Index Fund Investor Shares	$17,415,129	$16,864,349
Vanguard Small-Cap Index Fund Investor Shares	10,584,934	10,049,421
Vanguard Wellington Fund Investor Shares	11,581,839	10,755,769
Nicor Stable Value Fund	58,774,031	59,890,676
Nicor Stock Fund	11,588,066	11,831,575

Nicor Gas Thrift Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2005 and 2004

Master Trust Investment Activities

	Year Ended December 31
	2005	2004
Investment income:
Interest	$1,278,591	$2,006,739
Dividends	962,787	1,084,283
Net change in market value of Nicor Inc. common stock	1,134,038	1,486,607
Net investment gain from common/collective trusts	3,831,529	3,340,218
Net investment gain from registered investment companies	10,744,700	17,110,752
Other	565,698	(9,484)

	18,517,343	25,019,115

Administrative expenses	(57,143)	(49,348)

Increase in Trust net assets derived from investment activities	$18,460,200	$24,969,767

Plan’s interest in Trust investment activities	$8,082,110	$10,724,279

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the Code). The Plan has since been amended, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$132,709,846	$129,305,221
Deemed distributions included as expense in Form 5500	8,444	-
Net assets available for benefits per Form 5500	$132,701,402	$129,305,221

Nicor Gas Thrift Plan
Form 5500 Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue, Borrower
or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust		$128,720,365

(A)	Participant Notes Receivable	Participant loans earning interest from 5% to 8% maturing from 2006 through 2010	3,835,074

	Total		$132,555,439

(A)	Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused these annual reports to be signed on their behalf by the undersigned hereunto duly authorized.

Nicor Companies Savings Investment Plan
and Nicor Gas Thrift Plan

Date	June 14, 2006	/S/ CLAUDIA J. COLALILLO
Claudia J. Colalillo
Plan Administrator and Senior Vice President
Human Resources and Corporate Communications,
Nicor Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm - Nicor Companies Savings Investment Plan

23.02	Consent of Independent Registered Public Accounting Firm - Nicor Gas Thrift Plan